UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )1

NVR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

62944T105

(CUSIP Number)

June 15, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

_____________________________________________

1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	62944T105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pamet Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Pamet Capital Management, L.P. -- Delaware limited partnership David Abrams -- United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Pamet Capital Management, L.P. -- 0 shares David Abrams -- 0 shares
6 Shared Voting Power Pamet Capital Management, L.P. – 425,515 shares David Abrams – 425,555 shares Refer to Item 4 below.
7 Sole Dispositive Power Pamet Capital Management, L.P. -- 0 shares David Abrams -- 0 shares
8 Shared Dispositive Power Pamet Capital Management, L.P. – 425,515 shares David Abrams – 425,555 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person Pamet Capital Management, L.P. – 425,515 shares David Abrams – 425,555 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9)* Pamet Capital Management, L.P. – 7.5% David Abrams – 7.5%
12	Type of Reporting Person (See Instructions) Pamet Capital Management, L.P. – PN David Abrams – IN

CUSIP NO.	62944T105

* All percentage ownerships reported herein are based on 5,694,590 shares of Common Stock issued and outstanding as of April 21, 2006, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Securities and Exchange Commission on April 26, 2006.

Item 1.

(a)	Name of Issuer
NVR, Inc.
(b)	Address of Issuer's Principal Executive Offices
11700 Plaza America Drive, Suite 500, Reston, Virginia 20190

Item 2.

(a)	Name of Person Filing
Pamet Capital Management, L.P. David Abrams
(b)	Address of Principal Business Office or, if none, Residence
Pamet Capital Management, L.P. 222 Berkeley Street, 22nd Floor Boston, MA 02116 David Abrams c/o Pamet Capital Management, L.P. 222 Berkeley Street, 22nd Floor Boston, MA 02116
(c)	Citizenship
Pamet Capital Management, L.P. – Delaware limited partnership David Abrams – United States citizen
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
62944T105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP NO.	62944T105

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Pamet Capital Management, L.P. – 425,515 shares David Abrams – 425,555 shares
(b)	Percent of Class
Pamet Capital Management, L.P. – 7.5% David Abrams – 7.5%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Pamet Capital Management, L.P. – 0 shares David Abrams – 0 shares
(ii) shared power to vote or to direct the vote
Pamet Capital Management, L.P. – 425,515 shares David Abrams – 425,555 shares
(iii) sole power to dispose or to direct the disposition of
Pamet Capital Management, L.P. – 0 shares David Abrams – 0 shares
(iv) shared power to dispose or to direct the disposition of
Pamet Capital Management, L.P. – 425,515 shares David Abrams – 425,555 shares

** Shares reported herein for Pamet Capital Management, L.P. ("Pamet") represent shares held by certain private investment partnerships and a Cayman Islands exempted company of which Pamet is the investment

CUSIP NO.	62944T105

manager. Mr. Abrams is the managing member of the general partner of Pamet. Shares reported herein for Mr. Abrams represent all such shares and shares held directly by Mr. Abrams.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	62944T105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	June 21, 2006

PAMET CAPITAL MANAGEMENT, L.P.

By: /s/ David Abrams

David Abrams

Managing Member of the General Partner

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually

CUSIP NO.	62944T105

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of June 21, 2006, is by and between Pamet Capital Management, L.P. and David Abrams, an individual (the foregoing are collectively referred to herein as the "Abrams Filers").

Each of the Abrams Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.01 per share, of NVR, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Abrams Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by either of the Abrams Filers upon one week's prior written notice (or such lesser period of notice as the Abrams Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

PAMET CAPITAL MANAGEMENT, L.P.

By: /s/ David Abrams

David Abrams

Managing Member of the General Partner

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually